FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Final clearance for E-Plus acquisition	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretary General and

of the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

In relation to the process of acquisition of E-Plus by Telefónica Deutschland, Telefónica informs that Telefónica Deutschland has received final clearance from the European Commission for the acquisition of E-Plus, the German subsidiary of the Dutch telecommunication group KPN.

See attached Press Release referred to this approval.

Madrid, August 29, 2014

August 29, 2014

Green light: Telefónica Deutschland receives final clearance for E-Plus acquisition

MUNICH. Today, Telefónica Deutschland has received the EU Commission’s final clearance for the acquisition of the E-Plus Group from the Dutch telecommunication group KPN. The European Commission confirmed that the previously announced agreement with Drillisch complies with the agreed upfront conditions.

“With the final clearance of the European Commission now granted, we are able to close the transaction soon, and create a leading digital telecommunication company in Germany,” said Markus Haas, CSO of Telefónica Deutschland. Rachel Empey, CFO of Telefónica Deutschland, added: “By combining the strengths of both Telefónica Deutschland and E- Plus, the new company is well positioned to challenge the market with even more innovative products and services, combined with a great customer experience.”

In the course of the merger clearance process, Telefónica Deutschland has agreed to sell upfront 20 percent of its mobile network capacity using a Mobile Bitstream Access model, with the opportunity to extend up to an additional 10 percent. Telefónica Deutschland had signed a corresponding contract with Drillisch, which the European Commission has now confirmed complies with the upfront conditions associated with the approval of the transaction.

Telefónica Deutschland remains confident to close the acquisition during the third quarter of 2014. As a next step Telefónica Deutschland will execute the capital measures to finance the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: August 29, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors